EXHIBIT 99.1

Equinox Gold Shareholders Approve Business Combination with Orla Mining

VANCOUVER, British Columbia, July 22, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce that Equinox Gold shareholders have approved the share issuance resolution at a Special Meeting of Shareholders (“Meeting”) held this morning in connection with the proposed business combination (the “Arrangement”) with Orla Mining Ltd. (TSX: OLA; NYSE American: ORLA) (“Orla”).

Anticipated Timeline for Completion of the Arrangement
Orla securityholders also approved the Arrangement at their meeting held earlier today. With approval by Equinox Gold shareholders and Orla securityholders in hand, Orla will seek a final order from the Supreme Court of British Columbia to approve the Arrangement at a hearing expected to be held on, or about July 28, 2026. In addition to court approvals, the Arrangement is subject to applicable regulatory approvals, including both Canadian and Mexican competition authorization, which have both been received, approval of the listing of the Equinox Gold common shares to be issued under the Arrangement on the Toronto Stock Exchange and NYSE American Exchange, and the satisfaction of certain other closing conditions customary for an Arrangement of this nature. If all conditions are satisfied or waived, the Arrangement is expected to close on July 31, 2026.

Voting Results
The share issuance resolution voted on at the Meeting is described in detail in the Company’s Management Information Circular dated June 19, 2026, which is available on the Company’s website at www.equinoxgold.com. A total of 508,415,718 common shares were represented at the meeting, being 64.43% of the Company’s issued and outstanding common shares.

Resolution	Votes For	Votes Against
To approve the issuance of up to 421,770,377 common shares of the Company in connection with the acquisition by the Company of all the outstanding common shares of Orla	507,548,903 (99.83%)	866,815 (0.17%)

Equinox Gold Contact
Ryan King
Executive Vice President, Capital Markets
T: +1 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Cautionary Note Regarding Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). All statements other than statements of historical fact may be Forward-looking Information. Forward-looking Information in this news release relates to, among other things: statements about the Company’s ability to complete the conditions required to close the Arrangement; and the timing for closing of the Arrangement. Actual results and outcomes may vary from the information set out in any Forward-looking Information. Forward-looking Information is generally identified using words like “will”, “anticipate”, “expect”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although Equinox Gold believes the expectations reflected in the Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since no assurance can be provided that such expectations will prove to be correct. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Equinox Gold as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information. Forward-looking Information involves numerous risks and uncertainties. Such factors include, without limitation: the risk that the Arrangement may not be completed on time or at all; the failure to satisfy the conditions to the consummation of the Arrangement; the ability to achieve the anticipated benefits of the Arrangement; risks relating to changes in the gold price; risks related to new members of management and the Board of Directors of the combined company; the ability to work successfully with First Nations and Indigenous partners and local communities; and the factors include those described in the section “Risk Factors” in the Company’s Management Information Circular dated June 19, 2026, in the section titled “Risks and Uncertainties” in the Company’s MD&A dated February 20, 2026 for the year ended December 31, 2025, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, all of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information is designed to help readers understand Equinox Gold’s views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.